Filed by Aberdeen Funds (Commission File No. 333-256250)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 Under the Securities Exchange Act of 1934, as amended
Subject Company:

Aberdeen Investment Funds (Commission File No. 811-06652)

September 10, 2021

Important Information Regarding the Special Meeting of Shareholders of Aberdeen Total Return Bond Fund

Dear Valued Shareholder,

Thank you for being an investor in Aberdeen Total Return Bond Fund. Today we adjourned the special meeting of shareholders of the Fund until September 30, 2021 to provide shareholders who have not yet cast their important proxy vote with additional time to do so.  Our records indicate that we do not yet have your proxy voting instructions.  Please help us by casting your vote as soon as possible.

As discussed in the proxy statement previously sent to you, this special meeting has been called to vote on a proposal to reorganize the Total Return Bond Fund into the Aberdeen Global Absolute Return Strategies Fund, and to approve a plan of Liquidation, which provides for the liquidation and dissolution of the Total Return Bond Fund.  The liquidation will only occur if it is approved by shareholders of the Target Fund, and the Reorganization is not approved by shareholders of the Target Fund. The Acquiring Fund seeks to generate a positive absolute return over the medium-to-long term (3-5 years or more) irrespective of market conditions, while seeking to reduce the risk of loss.  For the reasons summarized in the Proxy Statement/Prospectus, the Board of Trustees of Aberdeen Investment Funds unanimously recommends that you consider voting FOR the Reorganization as an alternative to the Liquidation and, to ensure that the Target Fund will be liquidated if the Reorganization is not consummated, unanimously recommends that you vote FOR the Liquidation.

Please help us by casting your proxy vote today.

For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/aberdeen/docs/trbspecial.pdf.  If you have any proxy related questions, or would like to cast your proxy vote by phone, please call (888) 628-9011 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.  We very much appreciate your attention to this matter. Please help us by casting your vote today!

Sincerely,

Ben Moser, Head of Investor Services

Aberdeen Investment Funds

HOW DO IT VOTE?

There are four convenient methods for casting your important proxy vote:

1.  Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free (888) 628-9011. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2.   Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.  Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4.  Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO